Exhibit (a)

NOVA Chemicals will host a conference call today, Wednesday, July 23, 2003, for investors and analysts at 1 p.m. EDT (11 a.m. MDT; 10 a.m. PDT). Media are welcome to participate in this call in a “listen only” mode. The dial in number for this call is (416) 695-5806. The replay number is (416) 695-5800 (Reservation No.1417377). The call will also be available live on the Internet at www.vcall.com.

NOVA Chemicals continues financial strength improvement despite difficult market conditions

For immediate release, Wednesday, July 23, 2003, Pittsburgh, PA
All financial information is in U.S. dollars unless otherwise indicated.

NOVA Chemicals Corporation (NOVA Chemicals) reported net income to common shareholders of $75 million ($0.79 per share earnings diluted) for the second quarter of 2003. This included $117 million after-tax of unusual items related mainly to the sale of non-strategic assets (see pages 8 and 12).

NOVA Chemicals’ loss to common shareholders before unusual items was $42 million ($0.42 per share loss diluted) for the quarter. This compares to $4 million of net income ($0.05 per share earnings diluted) to common shareholders before unusual items in the first quarter of 2003 and a loss to common shareholders before unusual items in the second quarter of 2002 of $22 million ($0.25 per share loss diluted) (see Supplemental Earnings Measures on pages 11 and 12).

NOVA Chemicals’ Businesses - Net Income (Loss) to Common Shareholders Before Unusual Items (1) ($U.S. millions)

“Despite the very difficult market conditions, we substantially improved our liquidity and increased our financial flexibility this quarter by raising close to $600 million through the sale of our interests in two non-strategic assets”, Lipton continued. “We sold our entire 37% interest in Methanex Corporation for $462 million and our 50% share in the Fort Saskatchewan Ethylene Storage Facility for $135 million.”

“Demand for our products declined in the quarter due to a combination of a global industrial production(1) downturn and customer inventory depletion. Operating performance in the second quarter suffered because reduced demand limited price increases and pricing did not keep pace with higher feedstock costs,” said Jeff Lipton, NOVA Chemicals' President and Chief Executive Officer.

Weighted-Average Benchmark Prices

The Olefins/Polyolefins business reported a net loss of $5 million in the second quarter, compared to first quarter net income of $4 million. Polyethylene price increases were more than offset by higher feedstock costs. Ethylene and polyethylene sales volumes declined slightly from the first quarter.

The Styrenics business reported a second quarter net loss of $42 million compared to a first quarter net loss of $17 million. Volumes were down sharply from the first quarter and feedstock costs, particularly benzene, increased more than polymer prices.

Equity earnings from Methanex declined to $12 million in the second quarter from $25 million in the first quarter. NOVA Chemicals stopped equity accounting for Methanex’s earnings on June 6, 2003.

(1)   Source for industrial production: Global Insight.

NOVA Chemicals Highlights (unaudited; millions of U.S. dollars except per share amounts and as noted)

	Three Months Ended				Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002		June 30 2003	June 30 2002

Net income (loss)

Olefins/Polyolefins	$(5)	$4	$(3)		$(1)	$(17)
Styrenics	(42)	(17)	(11)		(59)	(50)
Corporate	—	—	(3	)(1)	—	(3	)(1)
Methanex	12	25	3		37	(3)

	(35)	12	(14)		(23)	(73)
Preferred securities
dividends and distributions	(7)	(8)	(8)		(15)	(15)

Net income (loss) to common
shareholders before
unusual items(1)	(42)	4	(22)		(38)	(88)
Unusual items after-tax(1), (2)	117	—	—		117	36

Net income (loss) to common
shareholders after unusual items	$75	$4	$(22)		$79	$(52)

Earnings (loss) per share
before unusual items (1)
Basic	$(0.48)	$0.05	$(0.25)		$(0.43)	$(1.02)
Diluted	$(0.42)	$0.05	$(0.25)		$(0.36)	$(1.02)

Earnings (loss) per share after unusual items(1)

Basic	$0.86	$0.05	$(0.25)		$0.91	$(0.60)
Diluted	$0.79	$0.05	$(0.25)		$0.86	$(0.60)

Weighted-average common shares outstanding (millions)
Basic	87	87	86		87	86
Diluted	96	87	86		96	86

Revenue	$964	$977	$777		$1,941	$1,439
EBITDA(1), (3)	$37	$85	$68		$122	$79

Depreciation	$73	$71	$67		$144	$131
Funds from operations	$12	$69	$56		$81	$54
Capital expenditures	$29	$14	$9		$43	$15
Average capital employed(4)	$3,312	$3,126	$3,019		$3,219	$3,050
After-tax return on capital employed(5)	(3.3)%	0.6%	(0.4)%		(1.4)%	(2.6)%
Return (loss) on average common equity(6)	(13.6)%	1.5%	(8.3)%		(6.6)%	(17.1)%

(1)	Effective Mar. 28, 2003, new SEC rules in the U.S. came into effect with respect to non-GAAP financial measures and accordingly certain information in prior periods has been restated. See Supplemental Earnings Measures on page 12, footnote 5.

(2)	See Supplemental Earnings Measures on pages 11 and 12 for details of the unusual items.

(3)	Net income (loss) before income taxes, other gains and losses, equity in earnings (losses) of affiliates, interest expense, and depreciation and amortization (see Consolidated Statement of Income (Loss) and Supplemental Earnings Measures).

(4)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital, and excludes assets under construction and investments. Amounts are converted to U.S. dollars using current exchange rates.

(5)	Equals NOVA Chemicals’ net income (loss) before unusual items plus after-tax interest expense (annualized) divided by average capital employed. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.

(6)	Equals annualized net income (loss) to common shareholders before unusual items divided by average common equity. The 2002 ratios have been restated to reflect the new SEC rules concerning non-GAAP financial measures as referred to in footnote 1 above.

2

OLEFINS/POLYOLEFINS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Revenue(1)	$628	$637	$477	$1,265	$890
Operating income (loss)	$13	$26	$15	$39	$9
Depreciation and amortization	45	44	42	89	82

EBITDA	$58	$70	$57	$128	$91
Net income (loss)(2)	$(5)	$4	$(3)	$(1)	$(17)
Capital expenditures
- sustaining	$12	$5	$6	$17	$10
- strategic	3	3	—	6	—

Total capital expenditures	$15	$8	$6	$23	$10
Average capital employed(3)	$1,957	$1,805	$1,801	$1,881	$1,816
After-tax return on capital employed(4)	0.7%	2.8%	0.9%	1.7%	(0.2)%

(1)	Before intersegment eliminations.

(2)	Before dividends and distributions on preferred securities.

(3)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(4)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)	Three Month Average			Six Month Average

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Ethylene(2)	$0.30	$0.28	$0.23	$0.29	$0.21
Polyethylene – linear low-density butene liner(3)	$0.48	$0.42	$0.32	$0.45	$0.31
Polyethylene – weighted-average benchmark(4)	$0.51	$0.46	$0.36	$0.48	$0.35
NYMEX natural gas (dollars per mmBTU) (5)	$5.49	$6.60	$3.37	$6.05	$2.88
WTI crude oil (dollars per barrel)	$28.91	$33.86	$26.24	$31.39	$23.95

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: Chemical Market Associates, Inc. (CMAI) USGC Net Transaction Price.

(3)	Source: Townsend Polymer Services Information (TPSI).

(4)	Benchmark prices weighted according to NOVA Chemicals’ sales volume mix in North America. Source for benchmark prices: TPSI.

(5)	Source: NYMEX Henry Hub 3-Day Average Close.

Polyethylene Sales Volumes (millions of pounds)	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

NOVAPOL®
Linear low-density polyethylene	280	305	309	585	617
Low-density polyethylene	70	58	61	128	124
High-density polyethylene	103	96	82	199	177
SCLAIR®
Linear low-density and high-density
polyethylene	113	133	157	246	309
Advanced SCLAIRTECH™ technology
Linear low-density and
high-density polyethylene	155	140	110	295	200

Total	721	732	719	1,453	1,427

NOVAPOL® is a registered trademark of NOVA Brands Ltd.
SCLAIR® is a registered trademark of NOVA Chemicals Corporation in Canada and of NOVA Chemicals (International) S.A. elsewhere.
Advanced SCLAIRTECH™ is a trademark of NOVA Chemicals.

Review of Operations
Olefins/Polyolefins

Second Quarter 2003

The Olefins/Polyolefins business reported a net loss of $5 million in the second quarter, compared to net income of $4 million in the previous quarter. Realized polyethylene prices rose, but were more than offset by the flow through of higher feedstock costs and lower ethylene sales prices. In addition, fixed costs increased due to a seasonal increase in maintenance costs, a higher Canadian dollar, and a power outage in the Sarnia, Ontario area that reduced the output from our Corunna ethylene plant. Combined sales volumes for ethylene and polyethylene were down 1%.

The net loss of $5 million in the second quarter of 2003 is slightly larger than the net loss of $3 million in the second quarter of 2002.

Feedstocks and Ethylene

Benchmark feedstock costs fell in the second quarter, with average NYMEX natural gas prices down 17% and average WTI crude oil prices down 15%. However, Olefins/Polyolefins feedstock costs were up as the impact of higher crude oil costs from first quarter purchases flowed through cost of sales in the second quarter.

Our Joffre, Alberta ethane-based crackers averaged approximately 4¢ per pound cash-cost advantage over similar U.S. Gulf Coast (USGC) ethylene plants during the quarter. This is similar to the advantage for the last five quarters, but remains lower than our long-term historical average of 6¢ due to a depressed U.S. Gulf Coast ethane market.

Polyethylene

Second quarter weighted-average benchmark polyethylene prices were up 5¢ per pound from the first quarter of 2003. Benchmark polyethylene prices rose a total of 11¢ per pound from year end 2002, before falling back by approximately 4¢ per pound by the end of the second quarter, as customers saw no basic demand improvement and worked off inventory.

NOVA Chemicals’ 5¢ per pound polyethylene price increase, originally announced for Mar. 15, 2003, was delayed, to Aug. 1, 2003, at which time NOVA Chemicals announced it will be implementing the 5¢ per pound increase, without delay and without price protection.

Total polyethylene sales volumes for the second quarter decreased 2% from the first quarter of 2003 and were flat with the second quarter of 2002. North American volumes were down 1% from the first quarter and international volumes were down 8%. Sales to China were down 22%, due to very weak demand and inventory reductions.

Advanced SCLAIRTECH™ Polyethylene Technology

Our Advanced SCLAIRTECH technology polyethylene plant continued to step up production. We sold 155 million pounds of Advanced SCLAIRTECH technology resins in the second quarter. New rotational and injection molding products have been very well received.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

STYRENICS BUSINESS

Financial Highlights (unaudited; millions of U.S. dollars except as noted)	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Revenue(1)	$375	$386	$339	$761	$615
Operating loss	$(49)	$(12)	$(10)	$(61)	$(57)
Depreciation and amortization	28	27	25	55	49

EBITDA	$(21)	$15	$15	$(6)	$(8)
Net loss(2)	$(42)	$(17)	$(11)	$(59)	$(50)
Capital expenditures
- sustaining	$10	$5	$3	$15	$5
- strategic	4	1	—	5	—

Total capital expenditures	$14	$6	$3	$20	$5
Average capital employed(3)	$1,342	$1,305	$1,238	$1,324	$1,226
After-tax return on capital employed(4)	(9.2)%	(2.4)%	(1.1)%	(5.9)%	(5.7)%

(1)	Before intersegment eliminations.

(2)	Before dividends and distributions on preferred securities.

(3)	Average capital employed equals cash expended on plant, property and equipment (less accumulated depreciation and amortization) and working capital and excludes assets under construction. Amounts are converted to U.S. dollars using current exchange rates.

(4)	Equals net income (loss) plus after-tax interest expense (annualized) divided by average capital employed.

Operating Highlights

Average Benchmark Prices(1) (U.S. dollars per pound, unless otherwise noted)	Three Month Average			Six Months Average

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Styrene monomer(2)	$0.41	$0.43	$0.33	$0.42	$0.30
Weighted-average polystyrene(3)	$0.60	$0.55	$0.48	$0.57	$0.43
Benzene (dollars per gallon)(2)	$1.48	$1.78	$1.25	$1.63	$1.05

(1)	Average benchmark prices are not intended to be actual prices realized by NOVA Chemicals or any other petrochemical company.

(2)	Source: CMAI Contract Market.

(3)	Benchmark prices weighted according to NOVA Chemicals’ polystyrene sales volume mix in North America and Europe. Includes solid and expandable polystyrene, but excludes high performance styrenic polymers, DYLARK and other styrenic polymers. Source for benchmark prices: CMAI. CMAI’s published North American low range contract/market high heat crystal benchmark polystyrene prices received a one-time downward, non-market adjustment of 6¢ per pound beginning with June 2003. Periods prior to June 2003 have not been restated by CMAI.

Styrenics Sales Volumes (millions of pounds)	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Styrene monomer(1)	302	308	332	610	620
Solid and expandable polystyrene	479	558	563	1,037	1,159
High performance styrenics
(including DYLARK® resins)	65	63	69	128	144

Total	846	929	964	1,775	1,923

(1)	Third party sales only.

DYLARK® is a registered trademark of NOVA Chemicals Inc. 5

Review of Operations
Styrenics

Second Quarter 2003

The Styrenics business reported a net loss of $42 million in the second quarter, compared to a net loss of $17 million in the first quarter of 2003. Styrenics costs were up as higher-cost feedstocks from first quarter purchases flowed through in the second quarter, more than offsetting polymer price increases. NOVA Chemicals’ product prices increased 4% on average, while feedstock costs rose close to 20%.

Total sales volume was down 9%, styrenic polymer volume was down 12% from the first quarter with the majority of this volume decline occuring in Europe. Global styrenic polymer markets were down by similar rates. Our styrene monomer sales were down just slightly from the first quarter.

Average prices in the second quarter increased in every polymer product line. These price increases, however, failed to offset the increase in feedstock costs. NOVA Chemicals realized an approximate 5¢ per pound increase in the variable cost of styrene monomer in the second quarter over the first quarter. NOVA Chemicals’ second quarter benzene costs were approximately 50¢ per gallon higher than first quarter costs, despite lower second quarter benchmark benzene prices since the company uses the first-in, first-out (FIFO) method of valuing inventory and has a lag in the flow through of benzene costs. A 10¢ per gallon change in the cost of benzene results in about a 1¢ per pound change in the variable cost of producing styrene monomer.

The $31 million decline from the net loss of $11 million in the second quarter of 2002 is primarily a result of higher feedstock costs and lower volumes, which more than offset higher product prices.

Styrene Monomer

On June 11, 2003, NOVA Chemicals had an explosion, which resulted in a fire in the ethylbenzene manufacturing unit at its Bayport, Texas, styrene monomer production facility. The fire was quickly extinguished with no personal injuries and minimal environmental impact. NOVA Chemicals has fully supplied all global styrene monomer and polymer contract customers, and expects to continue to meet all contractual supply requirements for the duration of the outage. The styrene monomer unit at Bayport is expected to resume operation in the third quarter using contracted ethylbenzene. Preliminary indications are that the Bayport facility will be fully operational in approximately six months. We expect to incur about $6 million after-tax per quarter in additional costs until we return to normal operations.

An unusual charge of $13 million (before-tax) was recorded in the second quarter as a result of the explosion. The charge relates primarily to the amount of property damage not covered by insurance.

Industry wide styrene operating rates in North America were very low in the second quarter. Domestic demand was soft and export sales were minimal. The USGC average styrene spot price fell to 28¢ per pound in the second quarter from 36¢ per pound in the first quarter.

Benchmark benzene feedstock costs remained high early in the second quarter, before falling off in May and June. NOVA Chemicals’ second quarter styrene monomer margins were negatively impacted as higher feedstock costs from Feb. through Apr. flowed through. Contract styrene monomer pricing fell rapidly during the quarter, with the benchmark styrene monomer price falling from 45¢ at the start of the second quarter to 38¢ by the end of the quarter. On June 19, 2003, NOVA Chemicals announced a North American styrene contract price increase of 4¢ per pound effective July 1, 2003.

In Europe, styrene contract prices were 40¢ per pound in the second quarter, up from the first quarter price of 36¢ per pound. The third quarter 2003 price settled at 30¢ per pound in Europe, where the current practice is to settle industry-wide styrene prices quarterly.

Solid Polystyrene (SPS)

Average North American solid polystyrene margins fell from the first quarter as a result of higher feedstock costs. NOVA Chemicals’ North American sales volumes fell 6% from the first quarter due to industry-wide destocking.

NOVA Chemicals’ immediate price adjustment of 4¢ per pound on North American SPS and high performance styrenics, implemented on Mar. 1, 2003, was removed on May 1, 2003. NOVA Chemicals’ 4¢ per pound North American polystyrene price increase originally announced for Apr. 1, 2003 was delayed under a temporary voluntary allowance (TVA), as a result of short-term demand weakness in the North American markets. NOVA Chemicals has reserved the right to remove this TVA and implement the 4¢ per pound increase, without delay and without price protection, at any time without notice.

European SPS prices did not keep pace with increased feedstock costs in the second quarter and volume fell off substantially due to reduced end use demand and inventory draw downs.

Expandable Polystyrene (EPS)

NOVA Chemicals’ second quarter North American EPS prices rose, but were more than offset by higher feedstock costs. Sales volumes fell as a result of industry-wide destocking and poor demand in the packaging and construction markets.

In Europe, rising feedstock costs also outpaced higher EPS prices. European EPS demand also fell because of weak economic conditions and inventory consumption.

Implementation of announced price increases depends on many factors, including feedstock costs, market conditions and the supply/demand balance for each particular product. Successful price increases are typically phased in over several months, vary from grade-to-grade, and can be reduced in magnitude during the implementation period. Benchmark price indices sometimes lag price increase announcements due to the timing of publication.

Equity Investment in Methanex (unaudited; millions of U.S. dollars except as noted)

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Equity earnings (losses)	$12	$27	$3	$39	$(4)
Tax recovery (expense)	—	(2)	—	(2)	1

Net equity earnings (losses)	$12	$25	$3	$37	$(3)

On May 21, 2003, NOVA Chemicals announced the sale of its 46.9 million shares of Methanex. As part of this transaction, NOVA Chemicals entered into an agreement with Methanex and a syndicate of underwriters for the secondary offering of 37.9 million shares at a price of Cdn. $13.30 per share or U.S. $9.85 per share for proceeds of U.S. $373 million. This transaction closed on June 5, 2003. The remaining 9 million shares owned by NOVA Chemicals were repurchased by Methanex on June 30, 2003, at U.S. $9.85, for proceeds of U.S. $89 million. Total net proceeds received by NOVA Chemicals from these two transactions was $441 million, after deducting underwriting fees, legal costs and foreign exchange differences. This resulted in a pre-tax gain of $29 million and an after-tax gain of $61 million. The transaction was completed with no cash taxes payable. A future income tax recovery of $32 million was recorded to reverse income taxes provided for on Methanex related equity earnings in prior periods.

NOVA Chemicals’ original investment in Methanex was $265 million. NOVA Chemicals has no remaining equity interest in Methanex.

During the second quarter, NOVA Chemicals’ equity investment in Methanex generated earnings of $12 million (after-tax), compared with earnings of $25 million (after-tax) in the first quarter of 2003 and earnings of $3 million (after-tax) in the second quarter of 2002. NOVA Chemicals accounted for its interest in Methanex under the equity method until June 5, 2003.

Sale of Fort Saskatchewan Ethylene Storage Facility

On June 24, 2003, NOVA Chemicals sold its 50% share of the Fort Saskatchewan Ethylene Storage Facility in Alberta, Canada to Pembina Pipeline Income Fund for gross proceeds of $135 million (net proceeds of $123 million after deducting transaction costs). This resulted in a $76 million gain before-tax ($64 million after-tax). The total gain on this transaction was $114 million of which $38 million has been deferred and will be amortized over the 20-year term of the storage contract with Pembina. This deferral will partially offset NOVA Chemicals' annual costs associated with this new Fort Saskatchewan ethylene storage contract.

Liquidity and Capital Resources

Capitalization (unaudited; millions of U.S. dollars except as noted)	June 30 2003	Mar. 31 2003	Dec. 31 2002

Cash	$440	$4	$14

Current debt(1)	$151	$22	$4
Long-term debt(2)	1,091	1,280	1,211

Total debt	1,242	1,302	1,215

Shareholders’ equity
9 1/2% preferred securities	210	210	210
9.04% preferred securities	173	173	173
Retractable preferred shares(3), (4)	198	198	198

	581	581	581

Common share equity(5), (6), (7), (8)	1,284	1,108	980

Total shareholders’ equity	1,865	1,689	1,561

Total capitalization	$3,107	$2,991	$2,776

(1)	Includes bank loans, current portion of long-term debt and the Aug. 15, 2026, 7%, $150 million debentures to be redeemed on Aug. 15, 2003.

(2)	Maturity dates range from Sept. 2005 to Aug. 2028.

(3)	Preferred shares of a subsidiary, paying dividends of 2%, which are exchangeable into NOVA Chemicals’ common shares.

(4)	8,500,000 common shares (plus preferred shares if the market value of such common shares is less than $198 million) have been reserved for future issue under the terms of the retractable preferred share agreement.

(5)	Common shares outstanding at June 30, 2003 were 86,760,361 (Mar. 31, 2003 - 86,699,887).

(6)	9,309,396 stock options were outstanding to officers and employees on June 30, 2003 to purchase common shares of NOVA Chemicals. 1,703,018 common shares were reserved but unallocated. 13 million common shares have been reserved for issuance under the Option Plan.

(7)	47,800 shares were reserved for the Directors’ Share Compensation Plan.

(8)	In May 2002, NOVA Chemicals’ shareholders reconfirmed a shareholder rights plan where one right was issued for each outstanding common share. The plan expires May 2009.

Senior Debt Ratings(1)

Senior Unsecured Debt

DBRS	BBB (low) (stable)
Moody’s	Ba2 (stable)
Standard & Poor’s	BB+ (positive)

(1)	Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

Coverage Ratios

	Twelve Months Ended

	June 30 2003		Mar. 31 2003		June 30 2002

Debt to total capitalization(1)	40.	0%	43.	5%	42.	9%
Interest coverage (deficiency) on long-term debt(2)	1.	3x	0.	4x	(2.	5)x
Net tangible asset coverage on long-term debt(3)	2.	5x	2.	3x	2.	4x

(1)	Components of debt to total capitalization ratio are in accordance with Canadian GAAP. Total debt excludes cash on hand.

(2)	Interest coverage (deficiency) on long-term debt is equal to net income (loss) before interest expense on long-term debt and income taxes, for the last four quarters, divided by annual interest requirements on long-term debt.

(3)	Net tangible asset coverage on long-term debt is equal to total assets (excluding deferred tax assets) less liabilities (excluding long-term debt) divided by long-term debt.

9

Funds Flow and Changes in Cash and Debt

The following table shows major sources and uses of cash, resulting in a net decrease in debt of $60 million and a $436 million increase in cash for the quarter.

(unaudited; millions of U.S. dollars)	Three Months Ended June 30 2003	Six Months Ended June 30 2003

Operating loss	$(36)	$(22)
Add back – depreciation and amortization	73	144

EBITDA	37	122
Interest	(26)	(49)
Methanex dividends	—	14
Current tax recovery (expense)	1	(6)

Funds from operations	12	81

Increase in operating working capital
Accounts receivable decrease (increase)	70	(55)
Inventory decrease (increase)	49	(64)
Accounts payable decrease	(99)	(2)
Other	3	11

Total operating working capital decrease (increase)	23	(110)

Cash from (used in) operations	35	(29)

Proceeds on asset sales	564	564
Increase in cash	(436)	(426)
Preferred share restricted cash	(37)	(20)
Capital expenditures	(29)	(43)
Turnaround costs	(18)	(23)
Dividends paid	(13)	(27)
Foreign exchange and other	(6)	(23)

Total change in cash and debt	$496	$399

Increase in cash	$436	$426
Decrease (increase) in debt	60	(27)
Total change in cash and debt	$496	$399

At June 30, 2003, NOVA Chemicals’ debt to total capitalization ratio improved to 40.0% from 43.5% at Mar. 31, 2003, due to decreases in debt and increases in equity. Debt decreased as amounts drawn on the revolving credit line were repaid from asset sale proceeds. The increase in equity reflects the higher value of investments in foreign operations as a result of higher foreign currency exchange rates, primarily the Canadian dollar and Euro, as well as gains from asset sales.

NOVA Chemicals’ funds from operations were $12 million for the second quarter of 2003, down $57 million from the first quarter of 2003, primarily due to the decline in earnings from operations.

Operating working capital decreased by $23 million in the second quarter of 2003 mainly due to lower feedstock costs and declining sales levels. NOVA Chemicals assesses its progress in managing working capital through a Cash Flow Cycle Time (CFCT) measure. CFCT is a metric that measures working capital from operations in terms of the number of days sales (calculated as working capital from operations divided by average daily sales). This metric helps us determine what portion of working capital changes result from factors other than price movements. CFCT remained unchanged at 27 days as of June 30, 2003, when compared with Mar. 31, 2003.

NOVA Chemicals sold its investments in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility for net proceeds of $564 million. The cash proceeds were used to repay amounts drawn on the revolving credit facility and fund other current operations. Cash remaining on the balance sheet at June 30, 2003 was $440 million.

Capital expenditures were $29 million in the second quarter of 2003, compared to $14 million in the first quarter of 2003. NOVA Chemicals expects total capital spending of approximately $125 to $150 million in 2003.

Financing

Prior to June 5, 2003, NOVA Chemicals had a revolving credit facility of $375 million. Upon the sale of our interest in Methanex, the $50 million unsecured portion of this facility was eliminated and the 3-year secured portion, expiring Apr. 1, 2006, was reduced to $300 million. Also upon the sale of our interest in Methanex, the minimum Consolidated Shareholders’ Equity financial covenant fell to $1 billion from $1.2 billion. All other terms and covenants are unchanged. As of July 23, 2003, NOVA Chemicals had no borrowings under its credit facility, except for operating letters of credit of $43 million. NOVA Chemicals' operating results and financial position were within the required financial covenants in the second quarter of 2003.

The Aug. 15, 2026, 7%, $150 million debentures are redeemable at the option of each of the holders on Aug. 15, 2003 at par. By July 15, 2003, NOVA Chemicals received notice from all of the holders of these debentures that they intend to require NOVA Chemicals to redeem these debentures on Aug. 15, 2003. The redemption will be made from available cash. Accordingly, these debentures are classified as current borrowings. On a pro forma basis, after giving effect to the repayment of $150 million on Aug. 15, 2003, NOVA Chemicals’ debt to total capitalization ratio would be 36.9%, if we were to net the cash remaining against debt, our total debt to capitalization ratio would be 30.1%

On July 14, 2003, NOVA Chemicals renewed the availability of its $195 million accounts receivable securitization program until July 12, 2004.

Total Return Swap

During the second quarter, NOVA Chemicals amended the total return swap agreement (as described in Note 12 to the Consolidated Financial Statements in the 2002 Annual Report). The amendments include the extension of the termination date and the date the exchange rate will be fixed from Oct. 1, 2003 to Mar. 15, 2005 and the reduction of the closing price of the NOVA Chemicals share price at which the counterparty rights may be triggered from $15.00 to $12.00.

On Apr. 1, 2003, NOVA Chemicals paid $37 million in cash to reduce the net amount of the swap to $126 million. As of June 30, 2003 the total cash margin on deposit was $65 million.

FIFO Impact

NOVA Chemicals uses the first-in, first-out (FIFO) method of valuing inventory. Most of our competitors use the last-in, first-out (LIFO) method. Because we use FIFO, a portion of the lower cost second quarter feedstock purchases are included in the value of inventory and have not yet flowed through the income statement as they would have under the LIFO methodology. Accordingly, this lower cost inventory will be expensed in the third quarter of 2003 as the inventory is sold. We have estimated that net income was approximately $20 million lower in the second quarter and $20 million higher in the first quarter compared to what it would have been had NOVA Chemicals followed the LIFO method of accounting for inventory.

Outstanding Hedge Positions

NOVA Chemicals maintains a hedging program to manage its feedstock costs. Outstanding natural gas and crude oil hedge positions had an estimated fair-market value of $(18) million ($(5) million net of crystallized positions) at June 30, 2003. There was no material impact on earnings from positions realized in the second quarter.

NOVA Chemicals concluded its Canadian dollar hedging program in the first quarter of 2003.

Supplemental Earnings Measures

In addition to providing earnings measures in accordance with Canadian Generally Accepted Accounting Principles (GAAP), NOVA Chemicals presents certain supplemental earnings measures. These are earnings before interest, taxes, depreciation and amortization (EBITDA), and net income (loss) to common shareholders before unusual items. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Due to new SEC rules, certain items will no longer be excluded when presenting non-GAAP financial measures. EBITDA will no longer exclude restructuring charges and net income or loss to common shareholders before unusual items will also not exclude restructuring charges and certain other items previously considered unusual in nature. Prior periods have been restated to reflect these new determinations.

EBITDA

This measure is provided to assist investors in determining the ability of NOVA Chemicals to generate cash from operations. EBITDA can be determined from the Consolidated Statement of Income (Loss) by adding back income taxes, interest expense, other gains, equity in the earnings (losses) of affiliates and depreciation and amortization. Segment EBITDA is determined as segment operating income or loss before depreciation and amortization.

Net Income (Loss) To Common Shareholders Before Unusual Items

This measure is provided to assist investors in assessing earnings performance from ongoing operations. Certain items such as gains and losses from sales of assets are excluded if they are not considered to be in the ordinary course of business. A listing of unusual items (after-tax) for the periods presented is as follows:

	Three Months Ended				Six Months Ended

(unaudited; millions of U.S. dollars)	June 30 2003	Mar. 31 2003	June 30 2002		June 30 2003	June 30 2002

Gain on sale of investments:
Methanex(1)	$61	$—	$—		$61	$—
Fort Saskatchewan Ethylene
Storage(2)	64	—	—		64	—
Cochin Pipeline(3)	—	—	—		—	36
Bayport charge(4)	(8)	—	—		(8)	—

	$117	$—	$—	(5)	$117	$36	(5)

(1)	See page 8.

(2)	See page 8.

(3)	The six months ended June 30, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

(4)	NOVA Chemicals had an explosion, which resulted in a fire at its Bayport, Texas styrene monomer manufacturing facility and as a result incurred a charge of $13 million before-tax ($8 million after-tax) primarily related to the amount of property damage not covered by insurance.

(5)	Due to new SEC rules with respect to non-GAAP financial measures, NOVA Chemicals’ $3 million (after-tax) restructuring charge recorded in the second quarter of 2002 must now be disclosed as part of earnings rather than as an unusual item.

12

NOVA Chemicals’ share price on the New York Stock Exchange (NYSE) increased to U.S. $19.04 at June 30, 2003 from U.S. $18.30 at Mar. 31, 2003. NOVA Chemicals’ total return to shareholders was up 4% for the quarter ending June 30, 2003 on the NYSE and down 4% on the Toronto Stock Exchange (TSX). Peer chemical companies’ share values increased 4% on average and the S&P Chemicals Index increased 9%. Total return for the S&P/TSX Composite Index (formerly TSE 300) was positive 11% and total return for the S&P 500 was positive 15%. As of July 22, 2003, NOVA Chemicals’ share price was U.S. $19.20, almost flat with since June 30, 2003. The S&P Chemicals Index was up 4% in the same period.

In the second quarter, about 69% of trading in NOVA Chemicals’ shares took place on the TSX and 31% took place on the NYSE. Approximately 0.4% of the outstanding float is traded daily. This level of liquidity is comparable to the liquidity of NOVA Chemicals’ peers.

Second quarter trading volumes	Millions of Shares	% of float	% of trading

Toronto Stock Exchange	20.5	23	69
New York Stock Exchange	9.3	11	31

Total	29.8	34	100

INVESTOR INFORMATION
For inquiries on stock-related matters including
dividend payments, stock transfers and address
changes, contact NOVA Chemicals toll-free at
1-800-661-8686 or e-mail to shareholders@novachem.com.

Contact Information
Phone: (403) 750-3600 or (412) 490-4000
Internet: www.novachemicals.com
E-Mail:   invest@novachem.com

NOVA Chemicals Corporation
1000 Seventh Avenue S.W., P.O. Box 2518
Calgary, Alberta, Canada T2P 5C6

If you would like to receive a shareholder information
package, please contact us at (403) 750-3600 or
(412) 490-4000 or via e-mail at publications@novachem.com.

Transfer Agents and Registrars
CIBC Mellon Trust Company
600 The Dome Tower, 333 Seventh Avenue S.W.
Calgary, Alberta, Canada T2P 2Z1

Phone: (403) 232-2400/1-800-387-0825
Fax: (403) 264-2100
Internet: www.cibcmellon.ca
E-Mail:   inquiries@cibcmellon.ca

Share Information
NOVA Chemicals’ trading symbol on the New York
and Toronto Stock Exchanges is NCX.

Forward-Looking Information

The information in this news release contains forward-looking statements with respect to NOVA Chemicals, its subsidiaries and affiliated companies. By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include: commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; terms and availability of financing; technology developments; currency exchange rate fluctuations; starting up and operating facilities using new technology; realizing synergy and cost savings targets; meeting time and budget targets for significant capital investments; avoiding unplanned facility shutdowns; safety, health and environmental risks associated with the operation of chemical plants and marketing of chemical products, including transportation of these products; public perception of chemicals and chemical end-use products; risks of a further prolonged economic downturn; uncertainties associated with the North American, European and Asian economies; and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.

CHANGES IN NET INCOME TO COMMON SHAREHOLDERS (unaudited; millions of U.S. dollars)

	Q2 2003 Compared with		First Six Months 2003 Compared with First Six Months 2002

	Q1 2003	Q2 2002

Higher (lower) margins	$(37)	$(21)	$44
Lower sales volumes	(7)	(11)	(2)
Higher research and development	(2)	(2)	(3)
Higher selling, general and administrative	(2)	(1)	—
Lower restructuring charges	—	4	4
Higher depreciation	(2)	(6)	(13)
Higher interest expense	(3)	(6)	(8)
Higher (lower) equity earnings in Methanex	(15)	9	43
Gain on sale of non-strategic assets	92	92	33
Higher income tax recovery	46	38	33
Lower preferred securities dividends and distributions	1	1	—

Increase in net income to common shareholders	$71	$97	$131

FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) (unaudited, millions of U.S. dollars except per share amounts)

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Revenue	$964	$977	$777	$1,941	$1,439

Feedstock and operating costs	870	839	651	1,709	1,249
Research and development	12	10	10	22	19
Selling, general and administrative	45	43	44	88	88
Restructuring charges	—	—	4	—	4
Depreciation and amortization	73	71	67	144	131

	1,000	963	776	1,963	1,491

Operating income (loss)	(36)	14	1	(22)	(52)

Interest expense (net)	(26)	(23)	(20)	(49)	(41)
Equity in earnings (losses) of affiliates	12	27	3	39	(4)
Other gains and losses (Note 2)	92	—	—	92	59

	78	4	(17)	82	14

Income (loss) before income taxes	42	18	(16)	60	(38)
Income tax recovery (expense) (Note 3)	40	(6)	2	34	1

Net income (loss)	82	12	(14)	94	(37)
Preferred securities dividends and
distributions	(7)	(8)	(8)	(15)	(15)

Net income (loss) to common
shareholders	$75	$4	$(22)	$79	$(52)

Earnings (loss) per share (Note 4)
- basic	$0.86	$0.05	$(0.25)	$0.91	$(0.60)
- diluted	$0.79	$0.05	$(0.25)	$0.86	$(0.60)

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 14

Consolidated Statement of Reinvested Earnings (unaudited, millions of U.S. dollars)

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Beginning reinvested earnings, as
previously reported	$608	$605	$704	$605	$740
Change in accounting policy (Note 1)	—	5	—	5	—

Beginning reinvested earnings,
as restated	608	610	704	610	740
Net income (loss)	82	12	(14)	94	(37)
Common share dividends	(6)	(6)	(5)	(12)	(11)
Preferred securities dividends
and distributions	(7)	(8)	(8)	(15)	(15)

Reinvested earnings, end of period	$677	$608	$677	$677	$677

Consolidated Balance Sheet (millions of U.S. dollars)	June 30, 2003 (unaudited)	Dec. 31, 2002 (audited)

Assets
Current assets
Cash	$440	$14
Receivables	304	249
Inventories	385	321

	1,129	584

Investments and other assets	163	537
Plant, property and equipment, net	3,269	3,033

	$4,561	$4,154

Liabilities and Shareholders’ Equity
Current liabilities
Bank loans	$—	$3
Accounts payable and accrued liabilities	562	562
Long-term debt installments due within
one year (note 5)	151	1

	713	566

Long-term debt	1,091	1,211
Deferred credits	892	816

	2,696	2,593

Shareholders’ equity
Preferred securities	383	383
Retractable preferred shares	198	198
Common equity
Common shares	487	484
Cumulative translation adjustment	120	(109)
Reinvested earnings	677	605

	1,865	1,561

	$4,561	$4,154

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 15

Consolidated Statement of Cash Flows (unaudited; millions of U.S. dollars)

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Operating activities
Net income (loss)	$82	$12	$(14)	$94	$(37)
Depreciation and amortization	73	71	67	144	131
Future income taxes (recovery)	(39)	(1)	6	(40)	(5)
Equity in (earnings) losses of
affiliates	(12)	(27)	(3)	(39)	4
Dividends received	—	14	—	14	—
Other gains net of current tax	(92)	—	—	(92)	(39)

Funds from operations	12	69	56	81	54
Changes in non-cash working capital	23	(133)	102	(110)	172

Cash from (used in) operations	35	(64)	158	(29)	226

Investing activities
Proceeds on asset sales	564	—	—	564	77
Plant, property and equipment
additions	(29)	(14)	(9)	(43)	(15)
Turnaround costs, long-term
investments and other assets	(54)	5	2	(49)	32
Changes in non-cash working capital	12	—	—	12	—

	493	(9)	(7)	484	94

Financing activities
Increase (decrease) in current
bank loans	(21)	18	25	(3)	12
Long-term debt
- repayments	(1)	—	—	(1)	(1)
- changes in revolving debt	(55)	55	(135)	—	(285)
Preferred securities dividends and
distributions	(7)	(8)	(8)	(15)	(15)
Common shares issued	1	2	5	3	10
Common share dividends	(6)	(6)	(5)	(12)	(11)
Changes in non-cash working capital	(3)	2	(9)	(1)	—

	(92)	63	(127)	(29)	(290)

Increase (decrease) in cash	436	(10)	24	426	30
Cash and cash equivalents, beginning of period	4	14	16	14	10

Cash and cash equivalents, end of
period	$440	$4	$40	$440	$40

Notes to the Consolidated Financial Statements appear on pages 17 to 20. 16

Notes to Consolidated Financial Statements
(unaudited; millions of U.S. dollars unless otherwise noted)

These interim consolidated financial statements do not include all of the disclosures included in NOVA Chemicals’ Annual Consolidated Financial Statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended Dec. 31, 2002. Certain comparative amounts have been reclassified to conform with the current period’s presentation.

1. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles, using the same accounting policies as set out in Note 2 to the Consolidated Financial Statements for the year ended Dec. 31, 2002, on pages 65 to 69 of the 2002 Annual Report except as noted below.

Change in Accounting Policy

In Mar. 2003, the Canadian Institute of Chartered Accountants (CICA) issued new recommendations regarding accounting for asset retirement obligations, which are effective for fiscal years beginning on or after Jan. 1, 2004. This standard harmonizes Canadian GAAP with U.S. Financial Accounting Standards Board Statement No. 143, “Accounting for Asset Retirement Obligations”, which became effective Jan. 1, 2003. The Corporation chose to adopt the CICA recommendations early, effective Jan. 1, 2003, to be consistent with U.S. GAAP reporting. See the first quarter 2003 news release for further information.

2. Other Gains and Losses

During the second quarter of 2003, NOVA Chemicals sold its interest in Methanex Corporation and the Fort Saskatchewan Ethylene Storage Facility, resulting in before-tax gains of $29 million ($61 million after-tax) and $76 million ($64 million after-tax), respectively. In addition the corporation had an explosion, which resulted in a fire at its Bayport, Texas facility and as a result incurred an unusual charge in the second quarter of $13 million ($8 million after-tax) related to the amount of property damage not covered by insurance.

The six months ended June 30, 2002 included a before-tax gain of $59 million ($36 million after-tax) resulting from the sale of NOVA Chemicals’ 20% interest in the Cochin Pipeline.

3. Income Taxes

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Income (loss) before income taxes	$42	$18	$(16)	$60	$(38)
Statutory income tax rate	36.74%	37.12%	39.24%	36.74%	39.24%

Computed income tax expense
(recovery)	$15	$7	$(6)	$22	$(15)
Increase (decrease) in taxes resulting from:
Manufacturing and processing
deduction	(2)	—	1	(2)	1
Higher (lower) effective tax rate on equity in (earnings) losses
of affiliates	(4)	(8)	—	(12)	2
Lower tax rates and higher
recoveries on non-strategic asset sales
Additional cost-of-service
income taxes(1)	2	2	2	4	4
Foreign tax rates	4	8	1	12	4
Other	1	(3)	—	(2)	3

Income tax (recovery) expense	$(40)	$6	$(2)	$(34)	$(1)

(1)	Income taxes on the Joffre, Alberta second ethylene plant are recoverable from customers until June 30, 2004 and recorded on the flow-through rather than liability method.

17

4. Earnings (Loss) Per Share

(shares in millions)	Three Months Ended						Six Months Ended

	June 30 2003		Mar. 31 2003		June 30 2002		June 30 2003		June 30 2002

	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss) to common
shareholders	$75	$75	$4	$4	$(22)	$(22)	$79	$79	$(52)	$(52)
Preferred dividends	—	1	—	—	—	—	—	3	—	—

Net income (loss) for
EPS calculation	75	76	4	4	(22)	(22)	79	82	(52)	(52)

Weighted-average common
shares outstanding	86.8	86.8	86.7	86.7	86.3	86.3	86.7	86.7	86.2	86.2
Add back effect of dilutive
securities:
Stock options	—	0.7	—	0.7	—	—	—	0.7	—	—
Retractable preferred
shares	—	8.5	—	—	—	—	—	8.5	—	—

Weighted-average common
shares for EPS calculations	86.8	96.0	86.7	87.4	86.3	86.3	86.7	95.9	86.2	86.2

Earnings (loss) per common
share	$0.86	$0.79	$0.05	$0.05	$(0.25)	$(0.25)	$0.91	$0.86	$(0.60)	$(0.60)

Stock options representing 3.5 million common shares have been excluded from the computation of diluted earnings per share for the quarter ended June 30, 2003 (3.8 million year-to-date), as their impact would not be dilutive.

5. Current Portion of Long-Term Debt

In accordance with the terms of the Aug. 15, 2026, 7%, $150 million debentures, NOVA Chemicals received notice it would be required to redeem these debentures on Aug. 15, 2003. Accordingly, this debt is accounted for as current debt and will be paid from available cash.

6. Segmented Information

NOVA Chemicals operates its business under the following principal business segments:

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Revenue
Olefins/Polyolefins	$628	$637	$477	$1,265	$890
Styrenics	375	386	339	761	615
Intersegment eliminations	(39)	(46)	(39)	(85)	(66)

	$964	$977	$777	$1,941	$1,439

Operating income (loss)
Olefins/Polyolefins	$13	$26	$15	$39	$9
Styrenics	(49)	(12)	(10)	(61)	(57)
Restructuring charges	—	—	(4)	—	(4)

	$(36)	$14	$1	$(22)	$(52)

Net income (loss)
Olefins/Polyolefins	$(5)	$4	$(3)	$(1)	$(17)
Styrenics	(42)	(17)	(11)	(59)	(50)
Investment in Methanex	12	25	3	37	(3)
Other	117	—	(3)	117	33

	$82	$12	$(14)	$94	$(37)

18

	June 30 2003	Dec. 31 2002

Assets
Olefins/Polyolefins	$2,180	$1,923
Styrenics	1,746	1,643
Investment in Methanex	—	399
Corporate and other(1)	635	189

	$4,561	$4,154

(1)	Amounts include all cash and cash equivalents.

7. Stock-Based Compensation

The Corporation has an employee incentive stock option plan and applies the intrinsic-value based method of accounting for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized with respect to options issued. Had compensation expense for the stock option plan been determined and expensed based on the fair-value method, the following pro forma amounts would have resulted:

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Net income (loss)
As reported	$82	$12	$(14)	$94	$(37)
Pro forma	$80	$10	$(17)	$90	$(42)

Earnings (loss) per share – basic
As reported	$0.86	$0.05	$(0.25)	$0.91	$(0.60)
Pro forma	$0.84	$0.03	$(0.29)	$0.87	$(0.66)

Earnings (loss) per share – diluted
As reported	$0.79	$0.05	$(0.25)	$0.86	$(0.60)
Pro forma	$0.77	$0.03	$(0.29)	$0.82	$(0.66)

8. Reconciliation to United States Accounting Principles

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Net income (loss) in accordance with
Canadian GAAP	$82	$12	$(14)	$94	$(37)
Add (deduct) adjustments for:
Foreign exchange hedging(1)	—	3	4	3	8
Other hedging and derivative activity(1)	(10)	(2)	6	(12)	4
Equity in earnings (losses) of
affiliates(2)	(1)	—	(1)	(1)	(4)
Inventory costing(3)	—	(1)	1	(1)	1
Start-up costs(4)	1	1	1	2	2
Preferred securities distributions(5)	(6)	(6)	(6)	(12)	(12)
Other	—	—	1	—	1
Change in accounting policy(6)	—	5	—	5	—
Other gains(10)	42	—	—	42	—

Net income (loss) in accordance with
U.S. GAAP	$108	$12	$(8)	$120	$(37)

Earnings (loss) per share – basic	$1.23	$0.12	$(0.11)	$1.35	$(0.46)

Earnings (loss) per share – diluted	$1.13	$0.11	$(0.11)	$1.26	$(0.46)

19

	Three Months Ended			Six Months Ended

	June 30 2003	Mar. 31 2003	June 30 2002	June 30 2003	June 30 2002

Comprehensive income (loss) (7)
Net income (loss) in accordance with
U.S. GAAP	$108	$12	$(8)	$120	$(37)
Change in fair value of cash flow
hedging instruments(1)	—	4	13	4	25
Equity in affiliates comprehensive
income (loss)(2)	(9)	6	5	(3)	6
Unrealized foreign exchange gains
on translation of self-sustaining
foreign operations(9)	106	123	121	229	113

Comprehensive income in accordance
with U.S. GAAP	$205	$145	$131	$350	$107

Accumulated other comprehensive
income (loss)(7)
Unrealized foreign exchange gains
(losses) on translation of
self-sustaining foreign operations(9)				$99	$(87)
Fair value of cash flow hedging
instruments(1)				—	(5)
Equity in affiliates other
comprehensive income (loss)(2)				—	2
Minimum pension liability(8)				(1)	—

				$98	$(90)

(1)	On Jan. 1, 2001 the Corporation adopted (for U.S. GAAP purposes) Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. SFAS No. 133 requires the recognition of all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged item and reported in earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. Under Canadian GAAP, no amounts related to derivative instruments are recognized in the balance sheet until settlement occurs. Gains or losses realized on settlement of derivative instruments are recognized in earnings in the same period as the related revenue or expense. Accordingly, certain Canadian –U.S. GAAP differences resulted.

(2)	NOVA Chemicals’ share of adjustments to Methanex’s financial information to comply with U.S. accounting principles.

(3)	U.S. GAAP requires an allocation of fixed production overhead to inventory. Canadian GAAP allows these costs to be expensed during the period.

(4)	U.S. GAAP requires that all costs (except interest on constructed assets) associated with start-up activities be expensed as incurred rather than deferred as under Canadian GAAP.

(5)	Under U.S. GAAP the preferred securities are considered a long-term debt obligation and the preferred distributions on the securities interest expense.

(6)	On Jan. 1, 2003, the Corporation adopted SFAS No. 143 “Accounting for Asset Retirement Obligations.” This standard and the CICA standard, also adopted on Jan. 1, 2003, and discussed in Note 1, are essentially the same. However, under U.S. GAAP, the cumulative effect of adopting a new standard is reflected in net income in the period of adoption, whereas under Canadian GAAP it is reflected as a charge or credit to reinvested earnings.

(7)	U.S. GAAP requires the presentation of a separate statement of comprehensive income and accumulated other comprehensive income. This statement is not required under Canadian GAAP. Comprehensive income includes certain changes in equity during the period that are not in net income.

(8)	U.S. GAAP requires an additional minimum pension liability be recorded through comprehensive income (loss) when the unfunded accumulated benefit obligation is greater than the accrued pension liability or if there is a prepaid pension asset.

(9)	Gains (losses) resulting from translation of self-sustaining foreign operations are recorded in other comprehensive income until there is a realized reduction in the investment.

(10)	Difference in gain on disposition of investment in Methanex, resulting from different cost basis under U.S. GAAP.

	June 30 2003	Dec. 31 2002

Balance sheet in accordance with U.S. basis
Current assets(1), (2), (3)	$1,169	$626
Investments and other assets(4), (8)	156	492
Plant, property and equipment, net	3,243	3,007
Current liabilities(1)	(718)	(577)
Long-term — preferred securities(5)	(383)	(383)
— other long-term debt(1)	(1,111)	(1,234)
Deferred credits(1), (2), (8)	(878)	(790)
Retractable preferred shares	(198)	(198)

Common equity	$1,280	$943

20